Exhibit 99.1

IAMGOLD COMPLETES THE SALE OF THE MUPANE GOLD MINE

All amounts are expressed in U.S. dollars, unless otherwise indicated.

Toronto, Ontario, August 31, 2011 – IAMGOLD Corporation (“IAMGOLD” or the “Company”) today is pleased to announce that it has completed the sale of its Mupane Gold Mine in Botswana to Galane Gold Ltd. (“Galane”) (TSX-V: GG) (Galane formerly known as Carlaw Capital III Corp.).

IAMGOLD received total consideration of $34.2 million, after adjustments, consisting of $12.5 million in cash, $17.9 million in common shares of Galane Gold and a $3.8 million promissory note, payable over 3 years at an annual interest rate of 6%. For the equity portion of the consideration, IAMGOLD received an aggregate of 21,875,000 common shares of Galane representing approximately 48.5% of the outstanding shares of Galane. In addition, the Company received 1,265,253 warrants in Galane exercisable at C$1.10 per share for an 18 month period that, if exercised, could increase IAMGOLD’s beneficial interest in Galane to 49.9% of the outstanding shares.

Commenting on the sale, President and CEO Steve Letwin said, “Our strategy has been to focus on our core long-life assets that can provide the greatest potential for driving growth in production. Structuring the transaction in this way allows IAMGOLD to participate in the success of Mupane going forward. We are pleased that Galane will focus all of its efforts on Mupane and are confident that its team of operators, led by President and CEO Philip Condon will be effective at maximizing the value of Mupane for all shareholders. We look forward to the continued success of Mupane through our significant ownership interest in Galane.”

IAMGOLD acquired the shares pursuant to the terms of an amended and restated share purchase agreement and holds the securities for investment purposes.  IAMGOLD currently has no intention of acquiring ownership of, or control over, additional securities of Galane other than (i) additional warrants to preserve IAMGOLD’s 49.9% partially diluted interest if Galane completes its proposed acquisition of properties near Mupane and (ii) common shares of Galane that may be acquired by exercise of the warrants.  IAMGOLD expects to evaluate its investment in Galane on an ongoing basis and depending on such review, IAMGOLD may exercise its warrants, or otherwise increase or decrease its interest in securities of Galane in the future.

In addition to the share purchase agreement, IAMGOLD entered into: (i) a registration rights agreement with Galane, (ii) an escrow agreement with Equity Financial Trust Company, as escrow agent, and certain other security holders of Galane, and (iii) a lock-up agreement with Canaccord Genuity Corp.

Forward Looking Statement

This news release contains forward-looking statements. All statements, other than of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding the estimation of mineral resources, exploration results, potential mineralization, potential mineral resources and mineral reserves) are forward-looking statements. Forward-looking statements are generally identifiable by use of the words “may”, “will”, “should”, “continue”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “plan” or “project” or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond the Company’s ability to control or predict, that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements.  Factors that could cause actual results or events to differ materially from current expectations include, among other things, without limitation, failure to establish estimated mineral resources, the possibility that future exploration results will not be consistent with the Company's expectations, changes in world gold markets and other risks disclosed in IAMGOLD’s most recent Form 40-F/Annual Information Form on file with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement.

About IAMGOLD

IAMGOLD (www.iamgold.com) is a leading mid-tier gold mining company producing approximately one million ounces annually from five gold mines (including current joint ventures) on three continents.  IAMGOLD is uniquely positioned with a strong financial position and extensive management and operational expertise.  To grow from this strong base, IAMGOLD has a pipeline of development and exploration projects and continues to assess accretive acquisition opportunities.  IAMGOLD’s growth plans are strategically focused in West Africa, select countries in South America and regions of Canada.   IAMGOLD also operates Niobec, a niobium mine in the Canadian province of Quebec.

For further information please contact:

Laura Young, Director, Investor Relations, IAMGOLD Corporation
Tel: (416) 933-4952

Toll-free: 1 888 464-9999  info@iamgold.com

Please note:
Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le http://www.iamgold.com/French/Home/default.aspx.

For further information:
IAMGOLD has filed an early warning report in connection with the transaction on SEDAR at www.sedar.com.  A copy of the report may be obtained by contacting Laura Young at:

IAMGOLD Corporation
401 Bay Street
Suite 3200, PO Box 153
Toronto, ON  M5H 2Y4
Canada

Tel: (416) 933-4952
Toll-free: 1 888 464-9999